82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

02034344

SUPPL

Date: Wed 22 May 2002 04:29:48 AM EDT

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Santos CLSA Investor Pack 2002

Number of pages (incl. cover sheet): 29

PROCESSED
JUN 0 6 2002
THOMSON FINANCIAL

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Santos
Getting Results

John C Ellice-Flint
Managing Director
Santos

Interests In All Major Australian Hydrocarbon Basins Plus PNG, Indonesia and USA


America
Papua
New Guinea
Indonesia
Darwin
Australia
Perth
Adelaide
Melbourne
Sydney
Brisbane
650
92
330
60
112
371
45
49
32
36
Exploration
Production

Santos

CLSA Investor Forum 2002

Santos 2002



Improving performance

Transforming the company





Getting results

Santos

Financial & Operational Performance

	[illegible]	[illegible]	1999
NPAT ($m)	446.0	487.0	309.1
Operating Cash Flow ($m)	692.0	1,023.0	530.0
Production (mmboe)	55.7	56.0	49.2
ROACE (%)	14.1	16.7	11.5
Gearing (%)	39.0	37.5	63.3
Dividends (cps)	30	40	27

Santos

Transforming the Company

- Clear strategy [illegible]
- New appointments [illegible] structure
- Costs and performance [illegible] system
- Reserves review [illegible]

Santos

The Strategic Vision

"The leading Australian energy company recognised by stakeholders and peers as being within the top quartile of the world's oil and gas companies"

Financial [illegible]		Operational [illegible]	
• Total Shareholder Returns	>14%	• Reserve Replacement	>150%
• Cashflow growth	>10%	• Finding Cost	<US $1.25 /BOE
• Earnings per Share growth	>10%	• Finding and Development Cost	<US $5.50 /BOE
• Return on capital employed	>10%	• Production Growth	5-8% p.a.

Santos aspires to be a top quartile performer by the end of 2003

Santos


New Appointments
General Manager
General Manager
President
USA
Chief Information Officer
Executive General Manager
Santos


New Business Structure For Growth
Santos


Business Improvement Program
Volume
Value
Cost/Quality
Growth
Drilling/Completions
Production Optimisation
Compression Optimisation
Fuel
Supply
Capex Initiatives
$38 million
Opex Initiatives
$14 million
Santos

Reserves Review


End 2000
End 2001
1P
2P
3P
Contingent

Santos

Getting results

- Exploration
- Acquisitions
- Production optimisation
- Gas commercialisation
- Costs

Santos

2002 Wildcat Program

In 2002 Santos will continue aggressive drilling in key focus areas


Program Resource Potential
2001 Result
2000 Result
Resource Potential
Drilling Capital Expenditure by Area

The 2002 program has increased upside potential

Drilling expenditure is reduced in Onshore Australia relative to other areas

Santos


2002 Exploration Program
USA
Santos


Transforming Exploration
Mutineer Complex/Exeter
Permit: WA191-P
Interest: 33.4% (Exeter 45.5%)
Norfolk1: 20m net oil column
Norfolk2: 9m net oil column
Exeter1: 18m net oil column
Exeter2: 9m net oil column
Reserve Potential: 50 to 150 mmbbl
Mutineer 2
Mutineer 1
Norfolk 2
Norfolk 1
Exeter 2
Pitcairn 1
Exeter 1
Santos


Esenjay Acquisition
Provides significant exploration upside
• 2002 (SUSAC) production 3.0 mmboe
• 2003 (SUSAC) production 3.9 mmboe
• Total net area: 61,900 (40,000 acres)
• Exploration prospects 47 (+32 prospects)
Exploration resource potential of +450 BCF
• 3D seismic 4,100 sq. miles (+3,700 sq. miles)
ESENJAY
Santos


Production Optimisation
Santos Share
• 50% - 70% lower cost than conventional program
• Potential Capex saving of $20-30m/yr
• Estimated saving of $17M YTD 2002
• Potential to deliver a 75 TJ/d initial rate increase
• 13.5 TJ/d added YTD 2002
30
25
20
15
10
5
0
Jan
Mar
May
Jul
Sep
Nov
Santos


Santos' Gas Strategy
Focusing on Higher Margin Business
Current
Gas Production Mix
International Gas (2%)
Australian Gas (98%)
Future
Gas Production Mix
International Gas (~15%)
LNG (~20%)
Australian Gas (~65%)
Santos


Bayu/Undan
Wellhead Platform Number 1
Santos

Bayu-Undan Liquids and LNG Project
- Santos First LNG Project

- Interest
  - 11.5% (upstream and downstream)
- Reserves
  - Liquids 400 mmboe
  - Gas 3.4 TCF (640 mmboe)
- LNG production to commence 2006
  - 2010 peak production of 3.0 mmboe(Santos share)
- Liquids production to commence 2004
  - 2006 peak production of 3.6 mmboe (Santos Share)
- Estimated cost
  - Liquids US$1.5 to $1.8 billion
  - LNG US$1.5 billion


mmboe
0
1
2
3
4
5
6
7
2005
2010
2015
Bayu-Undan Liquids

Santos

Santos Group Operating Costs/Boe
(A$/Boe)


Onshore Australia
Offshore/Overseas
Total
0
10
1997
1998
1999
2000

	1997	1998	1999	2000	200.
Onshore Aust	3.63	3.80	[illegible]	[illegible]	3.79
Offshore/Overseas	[illegible]	7.44	7.38	[illegible]	7.47
Total	[illegible]	4.34	4.31	[illegible]	[illegible]

Santos

Business Improvement Program
Cost and Quality Focus


Focus Areas
Compressor Optimisation
Fuel
Supply
Capital Savings
Opex Savings

*Santos has targeted internal stretch targets in excess of $50m

Santos

Growing Pipeline of Projects
Potential Timing & Volume


Barrow
2000
2005
2010
2015
Golden Beach

Santos

Why Santos?

- Maintaining [redacted] growth
- More dynamic [redacted] gas producer
- Developing [redacted]
- Strong balance [redacted]

"The team and strategy is delivering results"

Santos

Disclaimer and important notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

Exploration

Santos

2001 Exploration Achievements

- Discoveries in all areas of activity
- Spent $151M with overall 52% success rate
- Booked 2P reserve of 25.9 mmboe and discovered a mean resource of 67 mmboe (subject to further appraisal)
- Re-engineered exploration processes
- Focus on higher risk exploration prospects and new venture opportunities

Santos

Improved 2001 Exploration

- Mean resource of 67 mmboe discovered, twice 2000
- 52% success rate
- Main discoveries:
  - Oyong
  - Wellington
  - Crows Nest
  - Corowa
  - Henderson
- In 2002 aiming to deliver twice the mean resource discovered in 2001



Santos


2001 Exploration Highlights
In 2001 Santos had discoveries in most areas of activity
Australia & SE Asia
USA
Santos


Significant 2002 Wells: Casino 1
• Permit: VIC/P44
• Drill Date: 3rd Qtr 2002
• Interest: 50%
• Target: Gas
• Gross Upside Potential 300 bcf
• Risk: Moderate
Dundee/Casino 1
Santos


Significant 2002 Wells: Maleo 1
• Permit: Madura Offshore PSC
• Drill Date: 2nd Qtr 2002
• Interest: 75%
• Target: Oil and Gas
• Gross Upside Potential 600 bcf
• Risk: Moderate
Santos

Significant 2002 Wells: Bosavi 1

- Permit: PPL 206
- Drill Date: 3rd Qtr 2002
- Interest: 46%
- Target: Oil
- Gross Upside Potential 150 mmboe
- Risk: High





Santos

Significant 2002 Wells: South Texas

- Wildcat wells in Frio and associated trends
- Target: Gas
- Risk: Moderate


Frio System
Louisiana
Mexico

Santos

Esenjay Acquisition

ESENJAY

Santos

Acquisition Rationale

- Strategic fit with existing US activities
- Significant production impact in 2003
- High impact exploration potential
- Builds upon the results that new US team delivered in
- exposure to the the 23 TCF p.a. United States

Transaction Summary

- Expected to accelerate growth, provide exploration cycle time advantage, and enhance the development of Santos' balanced portfolio
- Total consideration of US$80 million (US$2.84 per share, 4% premium to recent closing price)
- Transaction values reserves at US$60 million and exploration potential at US$20 million. Expect to achieve F+D costs target of <US$5.50/boe.
- Expected to add:
  - Over 40,000 net acres of prospective leases, a four-fold increase
  - 32 new exploration prospects (22 drill-ready)
  - Access to 2,300 square miles of 3-D seismic
  - Reserves at YE 2001 of 47.3 BCF of gas and 1.0 million bbl of oil
  - Production at YE 2001 of 16 MCF/d of gas equivalent
  - Accretive to earnings in 2002

Santos

Growing Critical Mass In The US

Exploration & Delineation Portfolios


Wilcox
Yegua
TEXAS
Central TX Yegua
Frio
Deep Vicksburg

Santos

Key Santos US Operating Facts

	2001	2002 Estimate
Production	1.0 MMboe	3.0 MMboe
YE Estimate 2P Reserves		
· Gas	59.3 BCF	130.0 BCF
· Oil and liquids	1.25 MMboe	2.14 MMboe
Exploration & Delineation Program		
· Portfolio Prospects	15 prospects	47 prospects
· Risked Resource Potential	100 - 125 BCF	425 - 575 BCF
Acreage	11,500 net acres	51,000 net acres
3-D seismic	800 square miles	4,100 square miles
Capex	US$ 22.1 million	US$ 39.0 million
Identified Acquisitions	US$ 28.5 million	US$ 80+ million
Identified Divestments	US$ 11.6 million	US$ 5-20 million

Santos

US Gas Market Outlook Is Positive

Commodity Price Activity From June 30, 2001 to Present(1)


Oil Spot Prices
Oil 12-Month Strip
Natural Gas Spot Prices
Natural Gas 12-Month Strip

Santos

South Texas Offers A Competitive Advantage

- Mature infrastructure
- Drill depths below 13,000' lightly explored
- Rapid monetisation of resources
- Application of world-class, low-cost, fracture stimulation technology developed in the Cooper Basin


Houston
Texas
Mexico


Texas
Mexico

Santos

CLSA Investor Forum 2002

Growing US Production Profile
(post acquisition/prior to exploration)



Development & Delineation
Base Production
forecast production (boepd)
12000
10000
8000
6000
4000
2000
0
2002
2003

Santos

CLSA Investor Forum 2002

Expected Portfolio – YE 2002

- 84% production rate increase
  - 32 MMcfde to 59 MMcfde
- 3.0 MMboe production
- 116% 2P reserve growth
- Capital investment of US$118 million
- Cash flow from operations of US$34.8 million
- ROCE of 13.2 %

Santos

CLSA Investor Forum 2002

Gas Commercialisation

Santos

Santos Gas Business

- Complements higher [illegible]
- Strong foundation [illegible]
- Diversified customer [illegible]
- Potential for growth [illegible] through LNG

Santos

Record Santos Gas Production

Gas Production (PJ)


220
210
200
190
180
170
160
150
157
172
185
202
215
219
1996
1997
1998
1999
2000
2001

Santos

Santos is Oil and Gas

2001 Production


Oil & Liquids
Gas

2001 Revenue


Gas
Oil & Liquids

- Gas is [illegible] production
- Oil and [illegible] of total revenue

Santos


Low Australian Gas Prices
Received by Producers
United States
Indonesia
Eastern Australia
Sources: Deutsche Bank and Reuters
Santos


Santos' Gas Strategy
Focusing on Higher Margin Business
Current
Gas Production Mix
International Gas (2%)
Australian Gas (98%)
Future
Gas Production Mix
International Gas (~15%)
LNG (~20%)
Australian Gas (~60%)
Santos


Major Australian Domestic Gas Sources
Carnarvon Basin
Cooper Basin
Gippsland Basin
Santos

Cooper Basin - World Class Petroleum Province

- Australia's largest onshore [illegible]
- Original gas in place of [illegible] able gas of 9.7 TCF
- Gas reserves of 3.5 TCF [illegible]
- Reverse upside: price inc [illegible]
- 2001 production equal to [illegible]

Santos

Gas Prices and Supply

- Low gas price limits avail [illegible]
- Infrastructure develop [illegible] ency
- Costs of distance and small [illegible]
- Substantial quantities [illegible] economic to develop at existing prices

Santos

Eastern Australia Emerging Gas Supply Gap

Petajoules


Gas Demand
Indicative Greenfield Opportunities
Existing Supply Sources
1200
900
600
300
0
2001
2005
2010
2015
2020
2025
Potential Supply Gap

Santos


Santos Has Interests in All Major Basins
Gas pipeline
Proposed gas pipeline
Onshore Otway Basin
Santos


2001 Santos Group Resources
million boe
Contingent Resources will drive growth in gas
1600
1400
1200
1000
800
600
400
200
0
316
724
1470
1150
1P
2P
3P
Contingent Resources
Santos


Growing Pipeline of Gas Projects
Potential Timing & Volume
Barrow
2002
2005
2010
2015
Golden Beach
Santos

Timor Sea
Significant Gas Resource Base

	Greater Sunrise	Bayu Undan	Evans Shoal	Petrel & Tern	Blacktip	Total	% of Total
Shell	2.7	-	3.3	-	0.4	6.3	29%
Phillips	3.0	1.8	-	-	-	4.8	22%
Woodside	3.3	-	-	-	0.4	3.7	17%
Santos	[redacted]						19%
Osaka Gas	1.0	-	0.7	-	-	1.7	8%
Agip	-	0.2	-	-	0.3	0.5	2%
Kerr McGee	-	0.3	-	-	-	0.3	2%
INPEX*	-	0.4	-	-	-	0.4	2%
Total	10.0	3.6	6.6	1.2	1.0	21.8	100%

Santos

PNG Gas Project

Location	PNG Foldbelt - PDL's 1, 2, 4, 5
Reserves	5TCF Gas, 300MMbbl NGL
Santos Interest	PDL 1 = 25%
Operator	Esso Highlands Limited - 31% (pre backin)
Development	New CGF at Kutubu, wet gas pipeline to a marine processing facility in the Gulf of Papua, dry gas pipeline to Cape York and Brisbane. Utilise existing Kutubu facilities initially with later development and tie in of the Hides field.
Product Streams	capacity 600-MMscf Sales gas to QLD 37,000bpd LPG, condensate and oil
First Gas	Nominally 2005, most likely 2006
Capital Cost	US$2,350m excl Aust P/L

Santos

Growing List of Gas Projects

Project	[illegible]	Market	Development	Est. Annual
[illegible]	[illegible]	Domestic Gas	[illegible]	[illegible]
[illegible]	[illegible]	Asian LNG	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	2004	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	20.00%	[illegible]	[illegible]	[illegible]

Santos


Baseline Gas Production Potential
Petajoules (excludes exploration & acquisitions)
Tradeable
International
Australian Domestic
300
250
200
150
100
50
0
2001
2003
2005
2007
2009
2011
2013
2015
Santos


Santos' Gas Vision
Growth Through Gas
- Cooper Basin
PNG Gas Project
- Eastern Queensland
- Northern Territory
- Southern Margins
- Western Australia
- Bayu-Undan (LNG)
Evans Shoal (LNG/Methanol)
Reindeer (GTL)
- United States
- Indonesia
Santos

Finance & Operations

Santos

Production Volumes


Onshore Australia
Offshore Australia
Overseas
60
50
40
30
20
10
0
1997
1998
1999
2000
2001

	1997	1998	1999	2000	2001
Oil	[illegible]	[illegible]	9.1	13.3	[illegible]
Gas / Liquids	4.7	[illegible]	[illegible]	[illegible]	[illegible]
Gas	[illegible]	[illegible]	34.7	37.0	[illegible]
Total	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Santos

Sales Revenue


Onshore Australia
Offshore Australia
Overseas
1600
1400
1200
1000
800
600
400
200
0
1997
1998
1999
2000
2001

	1997	1998	1999	2000	2001
Sales Revenue (A$m)	779	[illegible]	[illegible]	[illegible]	[illegible]
Sales Vols (mmboe)	[illegible]	[illegible]	48.4	[illegible]	55.1
WTI Oil Price (US$/bbl)	[illegible]	[illegible]	[illegible]	30.12	26.01

Santos

Operating Costs


Onshore Australia
Offshore Australia
Overseas/ Corp
300
250
200
150
100
50
0
1997
1998
1999
2000
2001

	1997	1998	1999	2000	2001
Onshore Australia	[illegible]	[illegible]	[illegible]	152	[illegible]
Offshore Australia	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Overseas/Corp	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total	[illegible]	207	[illegible]	[illegible]	[illegible]

Santos


Net Profit After Tax / Earnings Per Share
NPAT (A$m)
EPS (cps)
NPAT
EPS (cps)
1997 1998 1999 2000 2001
Santos


Cash Flow from Operations
A$m
Cash from Operations
Cash from Operations (Normalised)
1997 1998 1999 2000 2001
Santos


Net Debt and Gearing
Net Debt (A$m)
Gearing (%)
Net Debt (A$m)
Gearing (%)
1997 1998 1999 2000 2001
Santos

Exploration & Delineation

Development & Construction


A$m
600
500
400
300
200
100
0
Exploration & Delineation
Development & Construction
1997
1998
1999
2000
2001
2002 Forecast

	1997	1998	1999	2000	2001	2002 Forecast
Exploration & Delineation	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Development & Construction	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Santos

Development & Construction

(A$m)

		2002 Key Projects (forecast)
• Development		
– Offshore / Overseas		
–Bayu/Undan liquids project	158	
–Carnarvon Basin Wells (East Spar/Stag/Barrow)	27	
–USA field developments	30	
–Other	31	
– Onshore Australia		
–Cooper Basin Gas	159	
–Cooper Basin Oil	15	
–East Qld Gas	11	
–Denny Gas	5	
• Construction & fixed assets		93
–(Ballera 2nd ..., Moomba Plant Controls, ... Compression etc)		
• IT Capital		31



Santos

Capitalised Exploration & Development Expenditure (producing)

(A$m)


2201
326
Development & Exploration Expenditure
37
Net Acquisitions
25
Transfers /Other
(277)
Depletion
2425
2000
2001

Santos

[illegible]

Forward Hedging

	[illegible]	[illegible]	[illegible]	2005
Oil & Liquids				
Forwards (MMbbl)	1.73			
Avg price US$/bbl	24.36			
Total (MMboe)	1.73			
% of remaining 2002 oil & liquid sales	13			
Currency				
Forwards (US$m)	18			
Avg exchange rate	0.5206			
collars (US$m)	18	12		
Avg exchange rate	0.5061/	0.4922/		
- floor/cap	0.54xx	0.5330		
Swaps (US$m)	34	31	55	39
Avg exchange rate	0.7070	0.7678	0.6127	0.6604
Total (US$m)	66	43	55	39
Avg exchange rate	0.6080	0.6660	0.6127	0.5804
% remaining 2002 US$ revenue	25	20	15	15

[illegible]

Santos

[illegible]

Sensitivities

US$1 change in oil [illegible] AU$29.0 million in profit after tax [illegible]

One cent movement in [illegible] AU$7.0 million change in profit after [illegible]

A 1% change in interest [illegible] tax movement of AU$7.0 million [illegible]

Santos

[illegible]

Reserves

Santos

Reserves Review

Reserves Category	YE 2000	Production	Revisions	Expl/Appr /Acq Adds	YE 2001
Proved (1P)	N/A	-56	355	17	316
Proved & Probable (2P)	971	-56	-169	18	724
Proved & Probable & Possible (3P)	1260	-55	169	105	1478
Contingent Resource (best estimate)	687	-	29	474	1190

Reserves: mmboe Santos Share

Notes

- 1P: Estimate of 316 mmboe (not previously estimated)
- 2P: Revised down by 169 mmboe (-18%)
- 3P: Increased by 218 mmboe (+17%)
- Contingent: Increased by 503 mmboe (+73%)

Santos

Proved and Probable Hydrocarbon Reserves

	Sales Gas (Incl. Ethane) PJ	Crude Oil million barrels	Condensate million barrels	LPG '000 tonnes	Total mmboe
Estimated Reserves at 31/12/00	[illegible]	77	[illegible]	5503	871
2001 Production	-210	-13	-7	[illegible]	-56
2001 Revisions	[illegible]	[illegible]	-17	-1311	-169
2001 Exploration Additions	71	1	[illegible]	32	18
[illegible]	30	0	1	[illegible]	7
Acquisitions/Divestments	13	0	0	3	[illegible]
Estimated Reserves at 31/12/01	2442	95	63	4370	724

Notes

- Major negative revisions in gas fields (gas & gas/liquids)
- Positive revisions in oil fields

Santos

Impact of Santos' 2001 Appraisal & Exploration Activities on Reserves & Resources


Appraisal & Exploration
1P reserves adds
14 mmboe
2P reserves adds
26 mmboe
3P reserves adds
105 mmboe
Contingent Resource adds
22 mmboe

Santos

Key Outcomes from Reserves Review

- Santos' reserves reporting consistent with international standards and top quartile E&P companies
- Contingent Resources
- Established the basis for improved field management so that capital and human resources can be allocated more effectively
- Provides a better handle on asset base for portfolio optimisation

Santos

The Future
Resource - Reserve Conveyor Belt


Resource Potential
Contingent Resource
3P
2P
1P
Production
Exploration
Exploitation
Acquisition

Santos

Current Projects

Santos

Production by Field

	Santos Interest (avg %)	2000	2001
Cooper Basin	60.00	36.3	35.5
Surat/Denison	various	2.0	1.9
Amadeus	65.00	2.2	2.2
Otway	64.00	0.8	1.2
East Spar	45.00	4.4	4.4
SUSAC	40.00	0.7	1.0
Elang/Kakatua	21.40	1.4	0.9
Legendre	22.60	0.0	1.5
Barrow/Thevenard	28.60	2.9	2.1
Jabiru/Challis	10.30	0.3	0.3
Stag	54.20	4.6	3.7
SE Gobe	9.40	0.4	0.5
		56.0	55.7

Santos

Corporate

Santos

Shareholder Focus

Share Buy-[redacted]

- Distributed $250m of cash to shareholders
- Three times over-subscribed

Convertible [redacted]

- $250m plus over-subscription of $100m
- More than twice over-subscribed, 78% allocated to existing shareholders

TSR 10% capital and dividends, 14% including Buy-back

Santos


15% Shareholding Limit
July 11 South Australia [redacted] tion of limit
Santos remains commi [redacted]
Retention is not long te [redacted]
Santos